Exhibit 99.1

Triterras Appoints Global Finance Veteran Adrian Kow Tuck Hoong to Board of Directors

Singapore, February 8, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW), a leading fintech company for trade and trade finance, has appointed Adrian Kow Tuck Hoong to its board of directors, effective January 29, 2021. Adrian’s appointment follows the sudden passing of board member Martin Jaskel from surgical complications announced on January 5, 2021. Adrian has also been named Chair of the Company’s Audit Committee. With these changes, the Triterras Board of Directors remains at seven total members, four of whom are independent.

Adrian brings to Triterras more than 30 years of experience and leadership in financial planning and reporting, strategic and corporate finance, and risk management. Previously, he was the group CFO of Boardroom Limited, a professional services company providing corporate secretarial, share registry, accounting, payroll, and taxation services. Throughout his career, he has held senior leadership positions with leading global companies, including Lagardère Sports, ESPN STAR Sports and Nortel Networks.

Adrian earned a Bachelor of Commerce (B. Com) degree with an emphasis in Accounting and Economics from the University of Melbourne. He is a member of both the Institute of Singapore Chartered Accountants (ISCA) and CPA Australia. He is also a Chartered Financial Analyst (CFA).

“On behalf of the entire Triterras organization, I would like to formally welcome Adrian to our Board of Directors,” said Srinivas Koneru, Chairman and CEO of Triterras. “Following the search process, I could not think of a more qualified leader than Adrian to fill Martin’s position on our Board and lead our Audit Committee. Adrian will play a key role in our comprehensive evaluation process of selecting a new independent accounting firm of international repute. Longer term, we look forward to benefitting from Adrian’s guidance and strong qualifications, which are underpinned by uncompromised integrity.”

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit www.triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:
Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com

Brian Ruby / Chris Gillick, ICR

Email: Triterras@icrinc.com

 1